Exhibit 99.5

Press Release	BORN 2014 AGM	December 18, 2014

China New Borun to Hold Annual General Meeting on January 16, 2015

BEIJING, China, December 18, 2014 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, announces today that it will hold its annual general meeting of shareholders at 10:00 a.m. Beijing/Hong Kong time on January 16, 2015 at the Company’s corporate office located at Bohai Industrial Park (Yangkou Town), Shouguang, Shandong province, People’s Republic of China.

Record holders of ordinary shares as of the close of business on December 18, 2014, New York time, are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

The purpose of the annual general meeting will be to re-elect Mr. Hengxiu Song, Mr. Jinmiao Wang, Mr. Binbin Jiang, Mr. Wen Jiang and Mr. Xisheng Lu to the Company’s board of directors and ratify the re-appointment of its auditors, BDO China Shu Lun Pan Certified Public Accountants LLP for the fiscal year ending December 31, 2014.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.chinanewborun.com. A copy of the Company’s proxy statement has been filed with the U.S. Securities and Exchange Commission (the “SEC”).

Additionally, a copy of China New Borun Corporation’s 2013 Annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2013, has been posted on the Investor Relations section of the Company’s website for download at the following link: http://ir.chinanewborun.com/phoenix.zhtml?c=236223&p=irol-sec, and can be also accessed on the SEC’s website at http://www.sec.gov.

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and chlorinated polyethylene (CPE) and foam insulation that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone: +86-10-8556-9033 (China)

              +1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com